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                                                               EXHIBIT 11

          STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
             PER ITEM 601(B)(11) OF REGULATION S-K


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

                                                   YEAR ENDED        YEAR ENDED
                                              DECEMBER 31, 1995   DECEMBER 31, 1996

Pro forma Common Stock outstanding                9,600,000(1)       10,544,932
Common Stock equivalents for options
  granted                                           550,000                   0
Shares used in computing pro forma net
  loss per common share(2)                       10,150,000          10,544,932
Pro forma net loss                              $(6,972,041)       $(16,814,717)
Pro forma net loss per common share             $      (.69)       $      (1.59)

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(1) Common Stock outstanding as of the beginning of the period reflects the exchange of obligations of and interests in the Partnership for an aggregate of 9,600,000 shares of Common Stock of the Company in the Exchange.

(2) Shares used in computing pro forma net loss per common share is computed using the weighted-average number of shares of common and common equivalent shares outstanding during the periods. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares from stock options are excluded from the computation if their effect is antidilutive, except pursuant to the requirements of the Securities and Exchange Commission. Common and common equivalent shares issued from January 1, 1995 through the effective date of the Company's Initial
    Public Offering on September 25, 1996 have been included in the computation using the treasury stock method as if they were outstanding for all periods prior to June 30, 1996.